# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Canadian Solar Inc., CIK 0001375877
CUSIP: 136635109
Title of class of securities: Common shares with no par value
Address of issuer's principal executive offices: 4273 King Street East, Suite 102, Kitchener, Ontario Canada (A6), N2P 2E9
Date of event which requires filing of this statement: 07/16/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-26-032852
Filed by CIK 0001009268

## Reporting persons
- D. E. Shaw & Co., L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,529,197; sole dispositive power 0; shared dispositive power 5,529,197; aggregate amount beneficially owned 5,529,197 (8% of the class)
  Comment: The percentage figure reported is based upon 68,987,923 shares of common stock outstanding, composed of: (i) 67,896,749 shares of common stock outstanding as of May 18, 2026, as reported in the Issuer's 6-K, filed with the SEC on June 12, 2026, and (ii) 1,091,174 shares of common stock issuable upon conversion of convertible securities.
- D. E. Shaw & Co., L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,383,050; sole dispositive power 0; shared dispositive power 5,383,050; aggregate amount beneficially owned 5,383,050 (7.8% of the class)
  Comment: The percentage figure reported is based upon 68,987,923 shares of common stock outstanding, composed of: (i) 67,896,749 shares of common stock outstanding as of May 18, 2026, as reported in the Issuer's 6-K, filed with the SEC on June 12, 2026, and (ii) 1,091,174 shares of common stock issuable upon conversion of convertible securities.
- D. E. Shaw Valence Portfolios, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,488,520; sole dispositive power 0; shared dispositive power 3,488,520; aggregate amount beneficially owned 3,488,520 (5.1% of the class)
  Comment: The percentage figure reported is based upon 68,916,988 shares of common stock outstanding, composed of: (i) 67,896,749 shares of common stock outstanding as of May 18, 2026, as reported in the Issuer's 6-K, filed with the SEC on June 12, 2026, and (ii) 1,020,239 shares of common stock issuable upon conversion of convertible securities.
- David E. Shaw: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,529,197; sole dispositive power 0; shared dispositive power 5,529,197; aggregate amount beneficially owned 5,529,197 (8% of the class)
  Comment: The percentage figure reported is based upon 68,987,923 shares of common stock outstanding, composed of: (i) 67,896,749 shares of common stock outstanding as of May 18, 2026, as reported in the Issuer's 6-K, filed with the SEC on June 12, 2026, and (ii) 1,091,174 shares of common stock issuable upon conversion of convertible securities.

## Item 1. Issuer
Name of issuer: Canadian Solar Inc.
Address of issuer's principal executive offices: 4273 King Street East, Suite 102, Kitchener, Ontario, Canada N2P 2E9

## Item 2. Person Filing
Name of person filing:
D. E. Shaw & Co., L.P.
D. E. Shaw & Co., L.L.C.
D. E. Shaw Valence Portfolios, L.L.C.
David E. Shaw
Address of principal business office or, if none, residence:
The business address for each reporting person is:
Two Manhattan West
375 Ninth Avenue, 52nd Floor
New York, NY 10001
Citizenship:
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw Valence Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
D. E. Shaw & Co., L.P.: 5,529,197 shares
This is composed of (i) 1,856,981 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 1,020,239 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through convertible securities, (iii) 611,300 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of call options, (iv) 1,657,779 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (v) 165,616 shares in the name of D. E. Shaw Composite Portfolios, L.L.C., (vi) 70,935 shares that D. E. Shaw Cogence Portfolios, L.L.C. has the right to acquire through convertible securities, and (vii) 146,347 shares under the management of D. E. Shaw Investment Management, L.L.C.

D. E. Shaw & Co., L.L.C.: 5,383,050 shares
This is composed of (i) 1,856,981 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 1,020,239 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through convertible securities, (iii) 611,300 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of call options, (iv) 1,657,779 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (v) 165,616 shares in the name of D. E. Shaw Composite Portfolios, L.L.C., (vi) 70,935 shares that D. E. Shaw Cogence Portfolios, L.L.C. has the right to acquire through convertible securities, and (vii) 200 shares in the name of D. E. Shaw Investment Management Special Investment Fund, L.L.C.

D. E. Shaw Valence Portfolios, L.L.C.: 3,488,520 shares
This is composed of (i) 1,856,981 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 1,020,239 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through convertible securities, and (iii) 611,300 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of call options.

David E. Shaw: 5,529,197 shares
This is composed of (i) 1,856,981 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 1,020,239 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through convertible securities, (iii) 611,300 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of call options, (iv) 1,657,779 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (v) 165,616 shares in the name of D. E. Shaw Composite Portfolios, L.L.C., (vi) 70,935 shares that D. E. Shaw Cogence Portfolios, L.L.C. has the right to acquire through convertible securities, and (vii) 146,347 shares under the management of D. E. Shaw Investment Management, L.L.C.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Composite Portfolios, L.L.C., and D. E. Shaw Cogence Portfolios, L.L.C. and the managing member of D. E. Shaw Investment Management, L.L.C., which in turn is the investment adviser of D. E. Shaw Investment Management Special Investment Fund, L.L.C., and by virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Composite Portfolios, L.L.C., D. E. Shaw Cogence Portfolios, L.L.C., and D. E. Shaw Investment Management Special Investment Fund, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 5,529,197 shares as described above constituting 8.0% of the adjusted outstanding shares, and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 5,529,197 shares.
Percent of class:
D. E. Shaw & Co., L.P.: 8.0%
D. E. Shaw & Co., L.L.C.: 7.8%
D. E. Shaw Valence Portfolios, L.L.C.: 5.1%
David E. Shaw: 8.0%
Sole power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
D. E. Shaw Valence Portfolios, L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 5,529,197 shares
D. E. Shaw & Co., L.L.C.: 5,383,050 shares
D. E. Shaw Valence Portfolios, L.L.C.: 3,488,520 shares
David E. Shaw: 5,529,197 shares
Sole power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
D. E. Shaw Valence Portfolios, L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 5,529,197 shares
D. E. Shaw & Co., L.L.C.: 5,383,050 shares
D. E. Shaw Valence Portfolios, L.L.C.: 3,488,520 shares
David E. Shaw: 5,529,197 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 3: Joint Filing Agreement, by and among the Reporting Persons, dated July 23, 2026.

## Signatures
- D. E. Shaw & Co., L.P.: /s/ Daniel R. Marcus, Daniel R. Marcus / Chief Compliance Officer (07/23/2026)
- D. E. Shaw & Co., L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (07/23/2026)
- D. E. Shaw Valence Portfolios, L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (07/23/2026)
- David E. Shaw: /s/ Daniel R. Marcus, Daniel R. Marcus / Attorney-in-Fact for David E. Shaw (07/23/2026)
Comment: Exhibit 1: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 2: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated August 1, 2024.